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December 18, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Tracie Mariner

Mary Mast

Ada D. Sarmento

Mary Beth Breslin

Re:	Sana Biotechnology, Inc.

Draft Registration Statement on Form S-1

Confidentially submitted on November 10, 2020

CIK No. 00011770121

Ladies and Gentlemen:

On behalf of our client, Sana Biotechnology, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 10, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission dated December 7, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

December 18, 2020

Prospectus Summary

Overview, page 1

1.

Please tell us the basis for your belief stated in the first paragraph that engineered cells will have a therapeutic potential that will be “at least as disruptive” as biologics. Please also tell us why you believe it is appropriate to cite the amount of global revenues for all branded biologic drugs when you do not have any product candidates in development beyond the preclinical stage and which address only certain indications.

Response:    In response to the Staff’s comment, the Company has revised pages 1, 102 and 122 of the Registration Statement. In addition to the foregoing revisions, for context the Company respectfully advises the Staff of the strong parallels between the transformative impact of biologic therapies and those anticipated as a result of advancements in cell engineering. The development of biological therapeutics in the 1980s and 1990s represented a fundamental shift in clinical treatment of disease by enabling a new class of therapies derived from biologic materials. This transformation was enabled by advances in biology, better understanding of the genome, and the ability to manufacture these biologic-based treatments at a scale sufficient to treat a large number of patients. This transformation resulted in product sales of biologic-based therapeutics growing from $3B in 1990 to $10B in 2000 to nearly $300B in 2020. Cell engineering represents a similar shift in therapeutic approach which has the potential to lead to similar disruptive impact on clinical practice. This approach was made possible through a series of advances starting with understanding the human genome via the completion of Human Genome Project in 1999, further advancement in cell, including the discovery of the ability to create pluripotent stem cells in 1997, and an increasing ability to modify the genome with gene editing techniques such as CRISPR, TALENs, and Base Editing. By leveraging these advances, the Company believes they have the potential ability to repair, control or replace cells through cell engineering to address a vast array of diseases by correcting the problem at the cellular level where the majority of diseases originate. Similar to biologics, the ongoing development of cell engineering therapies, first witnessed in the early 2000s, has accelerated in the last five years fueled by venture capital investments and public offerings combined with the progress of cell engineering therapy products that are receiving approval by regulatory bodies including the U.S. Food and Drug Administration and the European Medicines Agency. The Company respectfully submits that its beliefs with regard to the therapeutic potential of engineered cells is further supported by key opinion leaders in the field as discussed in the article titled “Cell-Based Therapeutics: The Next Pillar of Medicine” published in the April 3, 2013 publication of Science Translational Medicine. In light of these advancements and the potential impact of cell engineering therapeutics, the Company firmly believes their disruptive potential is similar to that of biologics.

December 18, 2020

2.

We note your disclosure on page 1 that you “expect to file multiple INDs per year.” Given the unpredictability of drug development, please remove this statement and a similar statement in the Business section as such statements are speculative.

Response:    In response to the Staff’s comment, the Company has revised pages 1, 102 and 122 of the Registration Statement.

3.

We note your disclosure on page 1 and in the Business section that you have shown that you can specifically target numerous cell surface receptors that, when combined with delivery vehicles to form fusosomes, allow cell-specific delivery across multiple different cell types. Please revise the second paragraph of the Summary and the statements in the Business section to clarify that you have not conducted clinical development efforts to date.

Response:    In response to the Staff’s comment, the Company has revised pages 1, 102 and 122 of the Registration Statement.

4.

Please revise your pipeline table on page 2 to include a separate column for preclinical, Phase 1, Phase 2 and Phase 3 and to provide the indications that you are actually pursuing as opposed to the “potential” indications. It appears that you have included every in-house program in your pipeline table. Please explain to us why each program is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table as appropriate.

Response:    In response to the Staff’s comment, the Company has revised pages 2, 103 and 126 of the Registration Statement. With respect to the product candidates included in the pipeline chart, the Company respectfully notes that it is actively pursuing each of these product candidates and progressing them towards an IND filing. Moreover, the Company respectfully advises the Staff that it has other active and ongoing research and development efforts, including those being led by Sana X and further research meant to improve the fusogen and hypoimmune technologies, that are not identified in the pipeline chart. Unlike many early-stage drug development companies that may have advanced one product into human clinic trials and may be primarily focused on the development of a lead product candidate, all of the Company’s product candidates are in preclinical development and at a substantially similar stage of development. The Company’s development efforts are generally focused equally on advancing each one to the next stage of development. As a result, the Company believes it is appropriate to include each product candidate in the pipeline chart, and the omission of one or more of these product candidates could cause investors to believe that one or more of these product candidates included in the chart as significantly further along in development than others. Consistent with its development approach, the Company has included a detailed discussion of each of these product candidates, its underlying technology, its current and ongoing preclinical development efforts and its next anticipated milestone in the “Business” section of the Registration Statement. As a result, the Company believes the pipeline chart accurately depicts the breadth and status of the Company’s primary product candidates in development.

December 18, 2020

Our in vivo Cell Engineering Platform and Programs, page 4

5.

We note your disclosure here and in the Business section that your fusogen technology should allow you to rapidly create multiple therapies targeting a variety of diseases with each successful fusogen and accelerate development of subsequent therapies targeting that same cell type. Please revise these statements and any similar statements to remove any implication that you will be able to accelerate the development of your product candidates. Please also revise the statements here and in the Business section that success with any initial therapy targeting a given cell type meaningfully “de-risks” development of subsequent therapies targeting that same cell type and any similar statements that imply that you will be successful in mitigating the risk associated with drug development.

Response:    In response to the Staff’s comment, the Company has revised pages 5, 132 and 142 of the Registration Statement.

6.

We note your disclosure that your preclinical data demonstrate that you can make an “effective” CAR T cell in vivo with a single intravenous injection. Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise this statement accordingly.

Response:    In response to the Staff’s comment, the Company has revised page 6 of the Registration Statement.

Risks Associated with Our Business, page 11

7.

Please expand the second to last bullet point in this section or add another bullet point to address the risks associated with the licensed technology and the related agreements you have with Harvard, UCSF, Washington University, Cobalt, Oscine and Cytocardia as discussed in the risk factor on page 61.

Response:    In response to the Staff’s comment, the Company has revised page 12 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 12

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    In response to the Staff’s comment, the Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405

December 18, 2020

under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Registration Statement. To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Risk Factors, page 18

9.

Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”

Response:    In response to the Staff’s comment, the Company has revised pages 77 through 88 of the Registration Statement and added a section under the caption “General Risk Factors.”

Risks Related to Intellectual Property and Information Technology

We may be dependent on intellectual property licensed or sublicensed to us from…, page 66

10.

We note your disclosure that government agencies have provided assistance in connection with the development of certain intellectual property rights owned by or licensed to you, and these government agencies may have retained rights in the intellectual property. Please revise this risk factor to identify the intellectual property or technologies and what rights in the intellectual property the government agencies have retained.

Response:    In response to the Staff’s comment, the Company has revised page 64 of the Registration Statement.

Use of Proceeds, page 91

11.

Please revise to identify the specific product candidates for which you intend to use the proceeds of this offering and how far in their development you intend to get using the proceeds of this offering.

Response:    In response to the Staff’s comment, the Company has revised page 92 of the Registration Statement. Supplementally, the Company respectfully advises the

December 18, 2020

Staff that it has a broad range of product candidates that are largely at a similar stage of preclinical development. The Company is actively pursuing each of these product candidates, but given their early stage it is difficult to predict which product candidates will progress to clinical development and beyond, and at what rate. As a result, the Company’s current focus is on advancing product candidates within each of its development programs into clinical stage with the filing of multiple INDs. To that end, the Company has clarified in the Use of Proceeds the number of INDs it expects to file with the described proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock Based Compensation, page 118

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:    The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

13.

You state on page 120 that you used the backsolve method for inferring the equity value implied by a recent financing transaction. Tell us why you believe that the contemporaneous financing transactions were arms’ length transactions.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the contemporaneous financing transactions used in the backsolve method for inferring the equity value in the Company’s Option Pricing Model were arms’ length transactions with independent investors consistent with the guidance of the American Institute of Certified Public Accountants in the Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

In October 2018, the Company negotiated and entered into a Series A-1 convertible preferred stock purchase agreement with two venture capital investors and other accredited investors for an aggregate of 45.9 million shares of its Series A-1 convertible preferred stock at a price per share of $1.00. These venture capital investors were sophisticated and possessed specific expertise in assigning values to early-stage companies.

In February 2019, the Company negotiated and entered into a Series A-2 and Series B convertible preferred stock purchase agreement (Series A-2/B Purchase Agreement)

December 18, 2020

for an aggregate 216.1 million shares of its Series A-2 convertible preferred stock at a price per share of $1.00. The investors included the two venture capital investors from the Series A-1 convertible preferred stock financing and over a dozen new, sophisticated and independent institutional investors, including venture capital investors, private equity investors, investment arms of major pension funds and wealth funds. The Series A-2/B Purchase Agreement also committed these investors to a Series B convertible preferred stock financing with the issuance of up to 110.2 million shares of our Series B convertible preferred stock at $4.00 per share contingent upon the occurrence of certain clinical milestones or the unanimous approval of the Company’s board of directors and the approval of two out of four institutional investors that committed to purchase more than $29 million of Series B shares at a price per share of $4.00.

Concurrently with the Series A-2 convertible preferred stock financing in February 2019, the Company acquired Cobalt Biomedicine, Inc. (Cobalt) and issued 145.7 million shares of Series A-2 convertible preferred stock at a price per share of $1.00 to the owners of Cobalt. The transaction involved negotiations with Cobalt’s principal stockholder, a new, sophisticated venture capital investor also independent of the Company.

Subsequently in October 2019, the Company entered into an amendment to the Series A-2/B Purchase Agreement with three new, sophisticated and independent institutional investors for an aggregate of 7.9 million shares of its Series A-2 convertible preferred stock at a price per share of $1.00.

Further, in June 2020, the Company issued an aggregate of 108.9 million shares of Series B convertible preferred stock at $4.00 per share pursuant to the Series A-2/B Purchase Agreement described above.

The Company respectfully advises that the sophisticated nature and independence of the investors in the Company’s private placement financings, validated across multiple closings, provides sufficient basis for the Company’s conclusion that these transactions were arms’ length transactions consistent with the Practice Aid.

Business, page 121

14.

Please revise the statements in this section that you are uniquely positioned to develop transformative engineered cells as medicines and that you can increase your likelihood of success. These statements are not appropriate given the number of companies currently developing product candidates and the number of product candidates that never receive FDA approval.

Response:    In response to the Staff’s comment, the Company has revised page 122 of the Registration Statement.

December 18, 2020

Our T Cell Fusosome Approach, page 138

15.

Please remove the reference to potential “first-in-class” product candidates as this statement implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval.

Response:    In response to the Staff’s comment, the Company has revised page 138 of the Registration Statement.

Intellectual Property, page 184

16.	Please revise to disclose the type of patent protection you have (composition of matter, use or process) and the material foreign jurisdictions where you have patents or pending patent applications.

Response:    In response to the Staff’s comment, the Company has revised page 181 of the Registration Statement.

Key Intellectual Property Agreements, page 187

17.

Please provide the current expiration date for the last-to-expire licensed patent right under each of the agreements in this section if the royalty term for such agreement is determined using such information.

Response:    In response to the Staff’s comment, the Company has revised pages 183 to 195 of the Registration Statement.

Principal Stockholders, page 235

18.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by F-Prime Fund VI.

Response:    The Company respectfully acknowledges the Staff’s comment and is currently in discussions with its stockholder with regard to the Staff’s request.

2. Summary of significant accounting policies

Acquisitions, page F-8

19.	Please clarify that in an asset acquisition, amounts allocated to IPR&D are recorded in research and development expense if they do not have an alternative future use. Refer to ASC 730-10-25-2c.

December 18, 2020

Response:    In response to the Staff’s comment, the Company has revised pages 118, F-11, F-18 and F-44 of the Registration Statement.

Acquisitions, page F-16

20.

Please clarify, in Management’s Discussion and Analysis and elsewhere in the filing as appropriate, the amount of any payment expected to be paid upon the IPO or within 12 months after the IPO. In this respect we note the following:

•

You state on page F-17 that the valuation measurement dates for the Cobalt Success payment are triggered by an IPO at a time when at least one company program using technology acquired from Cobalt is currently in a clinical trial, has been submitted to the FDA for approval, or has been approved by the FDA. You also state that the valuation measurement dates are triggered upon a change of control when at least one of your programs based on fusogen technology is subject of an active research program.

•

For the Harvard College agreement you state on page F-20 that the milestone payments of up to $76 million would double upon a change of control. In addition, we note that the success payment measurement dates are triggered by an equity financing of more than $25.0 million as well as the one year anniversary of an IPO.

Response:    In response to the Staff’s comment, the Company has revised pages 21, 105, 107, 184, 188, F-17, F-20, F-43 and F-46 of the Registration Statement.

21.

For the Cobalt Success payments, clarify the triggering points in which Success payments will be made. For example, clarify if an ongoing clinical trial would trigger a payment or if the ongoing clinical trial has to also be submitted to the FDA for approval to trigger a payment. In addition, clarify if you currently are undergoing a program based on the fusogen technology which is the subject of an active research program, which would trigger a Success payment and how much. Finally, please clarify for both the Harvard and Cobalt agreements that a change of control includes an IPO, if such is the case, that could result in Success payments.

Response:    In response to the Staff’s comment, the Company has revised pages 107, 184, F-17 and F-43 of the Registration Statement. Further, the Company respectfully advises the Staff that for both the Harvard and Cobalt agreements referenced above, a change of control does not include an IPO that could result in Success payments.

December 18, 2020

Financial Statements for the Years Ended December 31, 2019 Notes to Consolidated Financial Statements

11. Convertible preferred stock

Rights issued with Series A-1 and Series A-2 convertible preferred stock Conversion, page F-26

22.

You state on page 111 that all outstanding shares of convertible preferred stock will convert into shares of your common stock. On page F-53 you state that the Series A-1, Series A-2, and Series B convertible preferred stock will automatically convert into shares of the Company’s common stock upon closing of the sale of shares of common stock to the public in an underwritten public offering at a price that generates at least $75.0 million in gross proceeds pursuant to an effective registration statement in which the shares will be listed on a national securities exchange. You also state on page F-53 that the convertible preferred stock will automatically convert into shares of common stock upon the vote or written consent of the holders of at least 61% of the outstanding convertible preferred stock, voting together as a single class, which must include a majority of the Series B preferred stock held by the investors that purchased at least $29 million in the Series B financing. Please clarify in the filing why you believe all convertible preferred stock will convert into common stock upon the IPO, given the above conditions to conversion.

Response:    In response to the Staff’s comment, the Company has revised pages 113, F-26, F-52 of the Registration Statement. The Company respectfully advises the Staff that it will not proceed with the filing of a Registration Statement for the public offering unless it is certain the conversion of the preferred stock will occur and advises the Staff that it anticipates the gross proceeds of the offering will exceed $75.0 million.

* * *

December 18, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by email to Brian.Cuneo@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Steven D. Harr, M.D., Sana Biotechnology, Inc.

James J. MacDonald, Sana Biotechnology, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP